SEC File Number 000-29187-87

CUSIP Number 144577 10 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One): ☑Form 10-K ☐Form 20-F ☐Form 11-K ☐Form 10-Q ☐Form N-SAR ☐Form N-CSR

For Period Ended: December 31, 2006
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant:	Carrizo Oil & Gas, Inc.

Former Name if Applicable:	Not applicable.

Address of Principal Executive Office	1000 Louisiana Street
(Street and Number):	Suite 1500

City, State and Zip Code:	Houston, Texas 77002

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☑

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of the continued transition of its newly hired accounting professionals in the second half of 2006 and the first quarter of 2007, the Company will require additional time to complete the procedures and secondary reviews needed to finalize its Annual Report on Form 10-K for the year ended December 31, 2006.

Part IV – Other Information

(1) Name and telephone number of person to contact in regard to this notification

Paul F. Boling	(713)	328-1000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s revenues for the year ended December 31, 2006 are estimated to exceed the $78.2 million for 2005 by $4.5 to $5.0 million primarily due to an approximate 22 percent increase in natural gas equivalent production volumes and a 13 percent decrease in average natural gas equivalent price. Operating expenses, including severance taxes, are estimated to exceed the $10.4 million for 2005 by $5.5 to $6.5 million due primarily to the aforementioned increased production volumes. Depreciation, depletion and amortization (“DD&A”) expenses are estimated to exceed the $21.4 million in 2005 by $9.5 to $10.0 million due to an increase in production volumes and an increase in the DD&A rate attributable to proved property cost additions and to increased future development costs largely related to our Barnett Shale proved undeveloped reserve additions. General and administrative expenses (including stock-based compensation and bad debt expense) are estimated to exceed the $11.2 million in 2005 by $3.0 to $4.0 million due primarily to higher salary (due to salary raises and increased headcount) and incentive compensation costs, increased expenses related to an integrated software migration project, and to higher bad debt expense primarily related to a bankruptcy filed by a joint interest operator. Operating income is estimated to decline from the $35.0 million in 2005 by $14.8 to $15.2 million due largely to the aforementioned higher costs, partially offset by the increase in revenues. The net loss on derivatives of $5.9 million for 2005 is estimated to revert to a net gain of approximately $16.5 million in 2006. Loss on extinguishment of debt is estimated to decline from $3.7 million in 2005 to approximately $0.3 million in 2006. Equity in the income (loss) of Pinnacle Gas Resources is estimated to decrease from the $(2.5) million loss for 2005 to a gain of less than $50,000 due primarily to the change in accounting method for the Company's investment in Pinnacle. Interest expense, net of amounts capitalized, is estimated to exceed the net $5.2 million expense in 2005 by approximately $4.0 million primarily due to the increased interest expense attributable to the increased borrowings under the Company’s credit facilities. Accordingly, net income available to common shares in 2006 is estimated to be between $17.6 million and $18.6 million, exceeding the $10.6 million in 2005 by $7.0 to $8.0 million due the aforementioned changes in revenues and costs.

SIGNATURE

Carrizo Oil & Gas, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

CARRIZO OIL & GAS, INC.

By: /s/Paul F. Boling
Paul F. Boling
Date: March 19, 2006	Vice President and Chief Financial Officer